FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND

THE FISCAL YEAR ENDED DECEMBER 31, 2022

January 30, 2023

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)	Year ended December 31, 2022	Year ending December 31, 2023	Change(%)
Net sales	¥4,031,414	¥3,513,357	+ 14.7	$30,311,383	¥4,287,000	+ 6.3
Operating profit	353,399	281,918	+ 25.4	2,657,135	360,000	+ 1.9
Income before income taxes	352,440	302,706	+ 16.4	2,649,925	390,000	+ 10.7
Net income attributable to Canon Inc.	¥243,961	¥214,718	+ 13.6	$1,834,293	¥270,000	+ 10.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥236.71	¥205.35	+ 15.3	$1.78	¥265.91	+ 12.3
- Diluted	236.63	205.29	+ 15.3	1.78	265.82	+ 12.3

	Actual
	As of December 31, 2022	As of December 31, 2021	Change(%)	As of December 31, 2022
Total assets	¥5,095,530	¥4,750,888	+ 7.3	$38,312,256

Canon Inc. shareholders’ equity	¥3,113,105	¥2,873,773	+ 8.3	$23,406,805

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY133=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2022, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2022 in Review

Looking back at 2022, while the global economy resumed its economic activities in earnest, the pace of economic recovery slowed due to global inflation and tight monetary policies in order to control inflation in each country. In the United States, although affected by inflation and tightening monetary policy, the economic recovery continued due to robust increases in personal consumption and expansion of exports. In Europe, the economy slowed down due to surge in energy prices resulting from the Ukraine crisis and continuous price hikes caused by inflation. In China, the recovery of personal consumption declined and capital investment slowed due to restrictions implemented under its Zero-COVID strategy. In other emerging countries, the economy recovered moderately, mainly in India and Southeast Asia. In Japan, affected by surge in price of energy and inflation caused by depreciation of the yen, the economy continued to recover moderately, mainly in terms of personal consumption.

Amid the unstable economic environment, in the markets in which Canon operates, despite a shortage of semiconductor chips and supply chain disruptions, demand improved moderately. Looking at performance by products, demand for office multifunction devices (MFDs) remained firm due to a recovery of in-office work. Meanwhile demand for laser printers and inkjet printers slowed due to decreased demand from customers working from home. For cameras, demand remained solid, mainly for mirrorless cameras and lenses for professionals and enthusiasts. For medical equipment, demand in Japan declined this year due to a drop-off following the conclusion of government spending in 2021, although investments in the medical field recovered slowly, mainly for diagnostic imaging unit products outside Japan. For semiconductor lithography equipment, while the memory devices market declined, overall demand remained firm due to strong demand for power devices and sensors. For FPD (Flat Panel Display) lithography equipment, demand tended to decline due to decreased demand from customers working from home amid the COVID-19 pandemic, and demand for laptop computers decreased in response to the current economic slowdown.

The average value of the yen for the year was ¥131.66 against the U.S. dollar, a year-on-year depreciation of approximately ¥22, and ¥138.42 against the euro, a year-on-year depreciation of approximately ¥8.

In 2022, Canon ensured adequate supplies of products through sustained efforts such as switching to alternative components and seeking new vendors, and taking swift action to secure transportation capacity while utilizing alternative transportation routes to deal with a shortage of components and the logistics disruption. Net sales for the year increased by 14.7% year-on-year to ¥4,031.4 billion due to adjustment of product prices and depreciation of the yen. Sales of new business exceeded ¥1,000 billion, and net sales exceeded ¥4,000 billion for the first time in five years since 2017 as a result of the business portfolio transformation. Gross profit as a percentage of net sales decreased by 1.0 points to 45.3% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, gross profit increased by 12.3% year-on-year to ¥1,827.8 billion, mainly due to price adjustment of products and the depreciation of the yen. Although operating expenses increased by 9.5% year-on-year to ¥1,474.4 billion as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen, as well as an increase in selling expenses accompanying a growth in sales, the operating expense to sales ratio decreased by 1.8 points to 36.5% due to continued efficiency-focused cost control and improvements to management structure. As a result, operating profit increased by 25.4% year-on-year to ¥353.4 billion. Other income (deductions) decreased by ¥21.8 billion year-on-year to a loss of ¥1.0 billion, mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen. As a result, income before income taxes increased by 16.4% year-on-year to ¥352.4 billion and net income attributable to Canon Inc. increased by 13.6% year-on-year to ¥244.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥236.71 for the year, a year-on-year increase of ¥31.36.

Results by Segment

Looking at Canon’s full year performance by business unit, in the Printing Business Unit, unit sales increased compared with the previous year due to the recovery of office MFDs production, thanks to supplies of semiconductor chips improving in the second half of the year. Sales of services and consumables increased moderately compared with the previous year due to a recovery of increase of in-office work. As for laser printers and inkjet printers, unit sales increased significantly compared with the previous year due to the recovery from stagnating production activities resulting from COVID-19 infections. However, consumables decreased compared with the previous year due to decreased demand from customers working from home. For equipment in the production printing market, sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed cut-sheet color inkjet presses, while revenue from services also increased. These factors resulted in total sales for the business unit of ¥2,261.9 billion, a year-on-year increase of 16.7%, while income before income taxes decreased by 3.1% year-on-year to ¥225.8 billion, due to the increase in costs of parts and logistics, despite price adjustment of products.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to continued robust demand for full-frame mirrorless cameras including the EOS R5 and EOS R6 as well as favorable reviews of the new EOS R7 and EOS R10 APS-C-size mirror-less cameras, despite stagnant production activities caused by a shortage of components. Unit sales of lenses increased owing to strong sales of RF-series interchangeable-lenses that expanded the product lineup. As for network cameras, sales increased significantly, mainly as a result of strengthening sales activities in response to diversifying market needs in addition to the recovery of product supply. As for professional video production equipment, sales of Cinema EOS-series cameras, including the new EOS R5 C, as well as professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥803.5 billion, a year-on-year increase of 22.9%, while income before income taxes increased by 63.2% year-on-year to ¥128.0 billion mainly as a result of improved profitability due to an enhanced product mix.

As for the Medical Business Unit, demand in Japan declined this year due to a drop-off after an uptick from government spending, which concluded in 2021, and delays of installation work at medical institutions overseas. However, demand of large systems such as Computed tomography (CT) systems and Magnetic resonance imaging (MRI) systems recovered overseas, mainly in Europe and the United States. Sales of diagnostic ultrasound systems were also strong. These factors resulted in total sales for the business unit of ¥513.3 billion, a year-on-year increase of 6.9%, the highest recorded sales in the history of the business unit. Income before income taxes decreased by 7.0% year-on-year to ¥31.9 billion due to an increase in other income (deductions) accompanying a corporate acquisition transaction occurred in the prior year.

As for the Industrial Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as power devices and sensors. For FPD lithography equipment, performance remained high despite a decrease in unit sales compared with the previous year when the business unit caught up with the delayed equipment installation, although this was mitigated by the minimized impacts of both decreased demand from customers working from home amid the COVID-19 pandemic and the economic slowdown in the current year. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers reconsidered investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥329.2 billion, a year-on-year decrease of 2.5%, while income before income taxes totaled ¥59.2 billion, a year-on-year increase of 30.7% following the increased unit sales of semiconductor lithography equipment.

Cash Flow

During 2022, cash flow from operating activities decreased by ¥188.4 billion year-on-year to ¥262.6 billion as a result of higher inventory levels of key devices and main products, and an increase in working capital. Cash flow from investing activities decreased by ¥26.4 billion year-on-year to ¥180.8 billion due to the absence of major M&A transactions and the increased sales of fixed assets resulting from optimization of branch office capacity at overseas sales subsidiaries, while capital investment to improve efficiency and productivity remained consistent and purchases of securities increased. Accordingly, free cash flow decreased by ¥162.0 billion compared with the previous year to ¥81.8 billion.

Cash flow from financing activities comprised the repayment of loans that were provided for the acquisition of Toshiba Medical Systems Corporation (Canon Medical Systems Corporation). As a result, long-term loans decreased by ¥120.0 billion. In addition, there are repurchases of ¥100.0 billion of treasury stock and dividend payout increased by ¥30.4 billion year-on-year. On the other hand, total outlay of ¥146.8 billion was recorded due to the increase in short-term loans in response to the increase in working capital.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents decreased by ¥39.3 billion to ¥362.1 billion from the end of the previous year.

Outlook

The outlook for the global economy from next year is expected to remain uncertain due to pandemic, geopolitical risk and economic slowdown risk in response to inflation mainly in Europe and the United States.

In the markets in which Canon operates, demand for office MFDs is expected to remain solid due to demand for high-productivity printing equipment. However, there are concerns that demand for laser printers and inkjet printers may be affected by the decrease in demand from customers working from home and the current economic slowdown. As for interchangeable-lens digital cameras, demand is expected to remain solid due to the need for high-quality visual expression. For network cameras, the market is expected to maintain stable growth due to the growing demand for video analysis and high value-added products. In addition, the market for professional video production equipment is expected to grow, supported by increasing demand for video content due to the spread of online video streaming. As for the medical equipment market, demand is expected to remain solid due to a recovery in large investments, mainly for diagnostic imaging unit products, previously held back due to the COVID-19 pandemic. For semiconductor lithography equipment, despite concerns of shrinking in some memory device market, demand of power devices is expected to remain solid. Furthermore, robust demand is expected to continue due to the spread of political initiatives repatriate semiconductor manufacturing capabilities. For FPD lithography equipment, there are concerns about a delay of investments of panel manufacturers mainly due to decreased demand from customers working from home amid the COVID-19 pandemic.

With regard to the currency exchange rates on which Canon bases its performance outlook for the next year, Canon anticipates exchange rates of ¥130 to the U.S. dollar and ¥140 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and depreciation of approximately ¥2 against the euro as the annual average rates of the previous year.

Upon taking into consideration of the above economic projection, despite concerns of global inflation and tightening monetary policies in each country, it is expected that policies will lead economic recovery in the second half of the year. Based on improved product costs and recovery of product supplies in response to easing of component shortages and logistical disruptions, Canon will strive to demonstrate the results of its new business portfolio and to supply the market with competitive new products. Accordingly, Canon projects full-year consolidated net sales of ¥4,287.0 billion, a year-on-year increase of 6.3%; operating profit of ¥360.0 billion, a year-on-year increase of 1.9%; income before income taxes of ¥390.0 billion, a year-on-year increase of 10.7%; and net income attributable to Canon Inc. of ¥270.0 billion, a year-on-year increase of 10.7%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2022	As of December 31, 2021	Change
ASSETS
Current assets	2,155,914	1,878,345	277,569
Cash and cash equivalents	362,101	401,395	(39,294)
Short-term investments	10,905	3,377	7,528
Trade receivables	636,803	522,432	114,371
Inventories	808,312	650,568	157,744
Prepaid expenses and other current assets	353,028	314,489	38,539
Allowance for credit losses	(15,235)	(13,916)	(1,319)
Non-current assets	2,939,616	2,872,543	67,073
Noncurrent receivables	12,996	16,388	(3,392)
Investments	65,128	60,967	4,161
Property, plant and equipment, net	1,035,065	1,041,403	(6,338)
Operating lease right-of-use assets	117,843	95,791	22,052
Intangible assets, net	280,995	301,793	(20,798)
Goodwill	972,626	953,850	18,776
Other assets	458,629	404,720	53,909
Allowance for credit losses	(3,666)	(2,369)	(1,297)

Total assets	5,095,530	4,750,888	344,642

LIABILITIES AND EQUITY
Current liabilities	1,365,353	1,060,833	304,520
Short-term loans and current portion of long-term debt	296,384	44,891	251,493
Short-term loans related to financial services	41,200	42,300	(1,100)
Other short-term loans and current portion of long-term debt	255,184	2,591	252,593
Trade payables	355,930	338,604	17,326
Accrued income taxes	48,414	43,081	5,333
Accrued expenses	365,847	323,929	41,918
Current operating lease liabilities	33,281	30,945	2,336
Other current liabilities	265,497	279,383	(13,886)
Non-Current liabilities	381,147	591,626	(210,479)
Long-term debt, excluding current portion of long-term debt	2,417	179,750	(177,333)
Accrued pension and severance cost	189,215	248,467	(59,252)
Noncurrent operating lease liabilities	85,331	65,385	19,946
Other noncurrent liabilities	104,184	98,024	6,160

Total liabilities	1,746,500	1,652,459	94,041

Canon Inc. shareholders’ equity	3,113,105	2,873,773	239,332
Common stock	174,762	174,762	-
Additional paid-in capital	404,838	403,119	1,719
Retained earnings	3,729,244	3,606,052	123,192
Legal reserve	64,509	68,015	(3,506)
Other retained earnings	3,664,735	3,538,037	126,698
Accumulated other comprehensive income (loss)	62,623	(151,794)	214,417
Treasury stock, at cost	(1,258,362)	(1,158,366)	(99,996)
Noncontrolling interests	235,925	224,656	11,269

Total equity	3,349,030	3,098,429	250,601

Total liabilities and equity	5,095,530	4,750,888	344,642

	Millions of yen
	As of December 31, 2022	As of December 31, 2021
Notes:
1. Accumulated depreciation	2,962,228	2,862,801
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	191,287	5,519
Net unrealized gains and losses on securities	(34)	-
Net gains and losses on derivative instruments	(428)	(894)
Pension liability adjustments	(128,202)	(156,419)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2021	Change(%)
Net sales	1,157,175	955,449	+	21.1
Cost of sales	638,836	517,598

Gross profit	518,339	437,851	+	18.4
Operating expenses:
Selling, general and administrative expenses	335,338	286,166
Research and development expenses	85,657	76,328

	420,995	362,494

Operating profit	97,344	75,357	+	29.2
Other income (deductions):
Interest and dividend income	2,010	713
Interest expense	(309)	(205)
Other, net	21,426	(4,306)

	23,127	(3,798)

Income before income taxes	120,471	71,559	+	68.4
Income taxes	30,394	8,132

Consolidated net income	90,077	63,427
Less: Net income attributable to noncontrolling interests	5,234	3,629

Net income attributable to Canon Inc.	84,843	59,798	+	41.9

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)
Net sales	4,031,414	3,513,357	+	14.7
Cost of sales	2,203,612	1,885,565

Gross profit	1,827,802	1,627,792	+	12.3
Operating expenses:
Selling, general and administrative expenses	1,167,673	1,058,536
Research and development expenses	306,730	287,338

	1,474,403	1,345,874

Operating profit	353,399	281,918	+	25.4
Other income (deductions):
Interest and dividend income	5,177	2,232
Interest expense	(1,046)	(647)
Other, net	(5,090)	19,203

	(959)	20,788

Income before income taxes	352,440	302,706	+	16.4
Income taxes	92,356	71,866

Consolidated net income	260,084	230,840
Less: Net income attributable to noncontrolling interests	16,123	16,122

Net income attributable to Canon Inc.	243,961	214,718	+	13.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

        Consolidated statements of comprehensive income

        Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2021	Change(%)
Consolidated net income	90,077	63,427	+	42.0
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(122,455)	40,006
Net unrealized gains and losses on securities	(13)	-
Net gains and losses on derivative instruments	2,316	(648)
Pension liability adjustments	26,378	36,373

	(93,774)	75,731

Comprehensive income (loss)	(3,697)	139,158		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,824	5,449

Comprehensive income (loss) attributable to Canon Inc.	(9,521)	133,709		-

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)
Consolidated net income	260,084	230,840	+	12.7
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	186,563	120,439
Net unrealized gains and losses on securities	(34)	-
Net gains and losses on derivative instruments	449	(972)
Pension liability adjustments	29,897	56,508

	216,875	175,975

Comprehensive income (loss)	476,959	406,815	+	17.2
Less: Comprehensive income (loss) attributable to noncontrolling interests	18,581	19,102

Comprehensive income (loss) attributable to Canon Inc.	458,378	387,713	+	18.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter

	Millions of yen
Sales by business unit	Three months ended December 31, 2022	Three months ended December 31, 2021	Change(%)
Printing	638,129	520,650	+	22.6
Imaging	242,449	181,297	+	33.7
Medical	150,828	128,457	+	17.4
Industrial	95,453	95,901	-	0.5
Others and Corporate	57,285	51,740	+	10.7
Eliminations	(26,969)	(22,596)		-

Total	1,157,175	955,449	+	21.1

	Millions of yen
Sales by region	Three months ended December 31, 2022	Three months ended December 31, 2021	Change(%)
Japan	237,232	228,365	+	3.9
Overseas:
Americas	361,412	258,540	+	39.8
Europe	313,359	242,314	+	29.3
Asia and Oceania	245,172	226,230	+	8.4

	919,943	727,084	+	26.5

Total	1,157,175	955,449	+	21.1

Results for the fiscal year
	Millions of yen
Sales by business unit	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)
Printing	2,261,938	1,938,847	+	16.7
Imaging	803,480	653,532	+	22.9
Medical	513,331	480,362	+	6.9
Industrial	329,232	337,721	-	2.5
Others and Corporate	223,021	186,593	+	19.5
Eliminations	(99,588)	(83,698)		-

Total	4,031,414	3,513,357	+	14.7

	Millions of yen
Sales by region	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)
Japan	864,808	830,378	+	4.1
Overseas:
Americas	1,255,405	968,839	+	29.6
Europe	1,034,008	894,898	+	15.5
Asia and Oceania	877,193	819,242	+	7.1

	3,166,606	2,682,979	+	18.0

Total	4,031,414	3,513,357	+	14.7

*

Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial Business Unit, Others and Corporate, and Eliminations. Operating results for the three months ended December 31, 2021 and the year ended December 31, 2021 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

MR Systems / Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment / Projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial Business Unit :
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders
Others :
Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

Equity transactions with noncontrolling interests and other		(62)						(62)	1,725	1,663
Dividends to Canon Inc. shareholders				(88,891)	(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests									(5,181)	(5,181)
Transfers to legal reserve		(1,429)	(1,421)	2,850	1,429			-		-

Comprehensive income:
Net income				214,718	214,718			214,718	16,122	230,840
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						119,165		119,165	1,274	120,439
Net unrealized gains and losses on securities								-		-
Net gains and losses on derivative instruments						(994)		(994)	22	(972)
Pension liability adjustments						54,824		54,824	1,684	56,508
Total comprehensive income (loss)								387,713	19,102	406,815

Repurchases and reissuance of treasury stock		(10)		(11)	(11)		3	(18)		(18)
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429

Equity transactions with noncontrolling interests and other		298	(4,538)	4,536	(2)			296	(1,151)	(855)
Dividends to Canon Inc. shareholders				(119,326)	(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests									(6,161)	(6,161)
Transfers to legal reserve		1,432	1,032	(2,464)	(1,432)			-		-

Comprehensive income:
Net income				243,961	243,961			243,961	16,123	260,084
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						185,768		185,768	795	186,563
Net unrealized gains and losses on securities						(34)		(34)		(34)
Net gains and losses on derivative instruments						466		466	(17)	449
Pension liability adjustments						28,217		28,217	1,680	29,897
Total comprehensive income (loss)								458,378	18,581	476,959

Repurchases and reissuance of treasury stock		(11)		(9)	(9)		(99,996)	(100,016)		(100,016)
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	3,729,244	62,623	(1,258,362)	3,113,105	235,925	3,349,030

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from operating activities:
Consolidated net income	260,084	230,840
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	226,492	221,246
(Gain) loss on disposal of fixed assets	(6,458)	7,745
Deferred income taxes	(7,800)	(9,826)
(Increase) decrease in trade receivables	(78,203)	44,678
Increase in inventories	(108,510)	(61,017)
Increase in lease receivables	(30,379)	(1,075)
Increase in trade payables	3,293	52,138
Increase in accrued income taxes	3,472	24,017
Increase (decrease) in accrued expenses	23,407	(8,673)
Decrease in accrued pension and severance cost	(42,580)	(41,477)
Other, net	19,785	(7,568)

Net cash provided by operating activities	262,603	451,028
Cash flows from investing activities:
Purchases of fixed assets	(188,527)	(177,350)
Proceeds from sale of fixed assets	14,733	3,796
Purchases of held to maturity securities	-	(2,216)
Proceeds from maturity of held to maturity securities	2,151	-
Purchases of securities	(21,558)	(2,162)
Proceeds from sale and maturity of securities	7,680	1,714
Acquisitions of businesses, net of cash acquired	(5,890)	(31,751)
Other, net	10,591	713

Net cash used in investing activities	(180,820)	(207,256)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	300	175,100
Repayments of long-term debt	(122,067)	(347,029)
Decrease in short-term loans related to financial services, net	(1,100)	(2,700)
Increase (decrease) in other short-term loans, net	197,826	(175)
Transaction with noncontrolling interests	3,700	1,527
Dividends paid	(119,326)	(88,891)
Repurchases and reissuance of treasury stock, net	(100,016)	(17)
Other, net	(6,161)	(5,181)

Net cash used in financing activities	(146,844)	(267,366)
Effect of exchange rate changes on cash and cash equivalents	25,767	17,305

Net change in cash and cash equivalents	(39,294)	(6,289)
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	362,101	401,395

*	Certain items in the consolidated statements of cash flows for the year ended December 31, 2021, have been reclassified to conform to the current year’s presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2022	Year ended December 31, 2021	Change(%)
Printing
Net sales:
External customers	2,255,402	1,934,012	+	16.6
Intersegment	6,536	4,835	+	35.2

Total	2,261,938	1,938,847	+	16.7

Operating cost and expenses	2,049,964	1,713,154	+	19.7

Operating profit	211,974	225,693	-	6.1

Other income (deductions)	13,806	7,259	+	90.2

Income before income taxes	225,780	232,952	-	3.1

Total assets	1,224,187	1,009,922	+	21.2
Depreciation and amortization	72,946	69,549	+	4.9
Capital expenditures	66,550	63,609	+	4.6

Imaging
Net sales:
External customers	803,057	651,494	+	23.3
Intersegment	423	2,038	-	79.2

Total	803,480	653,532	+	22.9

Operating cost and expenses	676,850	574,814	+	17.8

Operating profit	126,630	78,718	+	60.9

Other income (deductions)	1,403	(256)		-

Income before income taxes	128,033	78,462	+	63.2

Total assets	349,338	236,143	+	47.9
Depreciation and amortization	20,374	21,840	-	6.7
Capital expenditures	17,841	12,069	+	47.8

Medical
Net sales:
External customers	513,028	480,029	+	6.9
Intersegment	303	333	-	9.0

Total	513,331	480,362	+	6.9

Operating cost and expenses	482,326	450,942	+	7.0

Operating profit	31,005	29,420	+	5.4

Other income (deductions)	890	4,876	-	81.7

Income before income taxes	31,895	34,296	-	7.0

Total assets	356,799	311,247	+	14.6
Depreciation and amortization	13,418	12,435	+	7.9
Capital expenditures	11,956	11,888	+	0.6

Industrial
Net sales:
External customers	320,817	328,164	-	2.2
Intersegment	8,415	9,557	-	11.9

Total	329,232	337,721	-	2.5

Operating cost and expenses	271,213	292,854	-	7.4

Operating profit	58,019	44,867	+	29.3

Other income (deductions)	1,194	434	+	175.1

Income before income taxes	59,213	45,301	+	30.7

Total assets	233,969	212,156	+	10.3
Depreciation and amortization	12,195	11,193	+	9.0
Capital expenditures	15,271	10,127	+	50.8

Others and Corporate
Net sales:
External customers	139,110	119,658	+	16.3
Intersegment	83,911	66,935	+	25.4

Total	223,021	186,593	+	19.5

Operating cost and expenses	296,399	282,643	+	4.9

Operating profit	(73,378)	(96,050)		-

Other income (deductions)	(12,147)	14,978		-

Income before income taxes	(85,525)	(81,072)		-

Total assets	2,952,891	2,999,754	-	1.6
Depreciation and amortization	107,559	106,229	+	1.3
Capital expenditures	71,673	81,307	-	11.8

Eliminations
Net sales:
External customers	-	-		-
Intersegment	(99,588)	(83,698)		-

Total	(99,588)	(83,698)		-

Operating cost and expenses	(98,737)	(82,968)		-

Operating profit	(851)	(730)		-
Other income (deductions)	(6,105)	(6,503)		-

Income before income taxes	(6,956)	(7,233)		-
Total assets	(21,654)	(18,344)		-
Depreciation and amortization	-	-		-
Capital expenditures	-	-		-

Consolidated
Net sales:
External customers	4,031,414	3,513,357	+	14.7
Intersegment	-	-		-

Total	4,031,414	3,513,357	+	14.7

Operating cost and expenses	3,678,015	3,231,439	+	13.8

Operating profit	353,399	281,918	+	25.4

Other income (deductions)	(959)	20,788		-

Income before income taxes	352,440	302,706	+	16.4

Total assets	5,095,530	4,750,888	+	7.3
Depreciation and amortization	226,492	221,246	+	2.4
Capital expenditures	183,291	179,000	+	2.4

*Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial Business Unit, Others and Corporate, and Eliminations. Operating results for the year ended December 31, 2021 also have been reclassified.

*Others and Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

8. NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDERS’ EQUITY

None.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2022	Year ended December 31, 2021
Net income attributable to Canon Inc.
-Basic	243,961	214,718
-Diluted	243,957	214,714

	Number of shares
Average common shares outstanding
-Basic	1,030,644,385	1,045,632,588
-Diluted	1,030,979,260	1,045,909,654

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	236.71	205.35
-Diluted	236.63	205.29

(2) SUBSEQUENT EVENT

On January 5, 2023, Canon borrowed ¥140 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 30, 2023

Audit & Supervisory Board Members

(1) Audit & Supervisory Board Member to be retired

Hiroaki Sato	(Audit & Supervisory Board Member)

(2) Candidate for new Audit & Supervisory Board Member to be appointed

Hideya Hatamochi	(President of Canon (Suzhou) Inc.)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1) Executive Officers to be retired

      Effective Date: March 31, 2023

Kenichi Nagasawa	(Senior Managing Executive Officer, Group Executive of Corporate Intellectual Property and Legal Headquarters, Senior General Manager of Economic Security Office)

Aitake Wakiya	(Senior Managing Executive Officer, Executive Vice President & CFO of Canon Europe Ltd.)

Nobuyuki Tainaka	(Executive Officer, Senior General Manager of Global Legal Administration Center)

(2) New Executive Officer to be appointed

      Effective Date: April 1, 2023

Katsuhito Sakurai	(Senior General Manager of Semiconductor Device Development Center 1)

(3) Executive Officers to be promoted

      Effective Date: April 1, 2023

Senior Managing Executive Officer	Shunsuke Inoue	(Managing Executive Officer, Group Executive of R&D Headquarters)

Senior Managing Executive Officer	Soichi Hiramatsu	(Managing Executive Officer, Group Executive of Procurement Headquarters)

Senior Managing Executive Officer	Go Tokura	(Managing Executive Officer, Deputy Head of Imaging Group)

Senior Managing Executive Officer	Minoru Asada	(Managing Executive Officer, Group Executive of Finance & Accounting Headquarters)

Managing Executive Officer	Katsuhiko Shinjo	(Executive Officer, Deputy Group Executive of R&D Headquarters)

Managing Executive Officer	Masaki Omori	(Executive Officer, President of Canon Machinery Inc.)

Managing Executive Officer	Takeshi Ichikawa	(Executive Officer, Group Executive of Device Technology Development Headquarters)